July 5, 2007

Ms. Yolanda Crittendon
Division of Corporate Finance
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:	China Security & Surveillance Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-50917

Dear Ms Crittendon:

On behalf of China Security & Surveillance Technology, Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to questions received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s responses to the Staff’s letter, dated April 9, 2007, providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Annual Report”).

For the convenience of the Staff, each of the Staff’s comment is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 15 - Exhibits, Financial Statements Schedules, page 37

Financial Statements and Notes

Note 1 - Organization and Principal Activities, page F-9

1.
We note that the Company acquired four companies in which the Company’s CEO and director, Guoshen Tu, held equity interests. Please tell us how these acquisitions were accounted for and refer to the GAAP literature that supports your basis. Specifically, advise us whether these transactions represented the acquisition of a business or assets under EITF 98-3. To the extent these transactions are acquisitions of related businesses, please clarify how the Company considered the requirements of Rule 3-05 of Regulation S-X.

CSST Response: The Company considered EITF 98-3 and Rule 3-05 of Regulation S-X in its accounting for the acquisition of four companies in which the Company’s CEO and director, Guoshen Tu, held equity interests. As discussed in Note 3 to the December 31, 2006 financial statements included in the Annual Report, the Company acquired the business activities of the four companies. The fixed assets of the companies were not acquired, however, only the business activities of the companies, including the workforce, contracts in process, non-competition agreement contracts with key employees of the acquired companies, and the customer bases were acquired. All of the inputs, processes and outputs of the businesses discussed in item 6 of EITF 98-3, were acquired in the business acquisition except for the hard assets of the acquired companies, as they were not deemed necessary by the Company for the continuation of the business activities as a portion of the Company. The Company followed the guidance of the last paragraph of item 6 of EITF 98-3, in that it identified the elements acquired, compared them to the complete set of elements necessary for the transferred set to conduct normal operations, and concluded that the missing elements (hard assets) did not lead to the conclusion that the transferred set was not a business.

The Company applied the provisions of paragraph (b)(2) of Rule 3-05 of Regulation S-X and determined that none of the conditions used in the definition of a significant subsidiary as specified in 210.3-01 and 210.3-02 exceeded 20 percent, and consequently financial statements for the acquired businesses were not required.

During the due diligence process performed by investors and potential investors in the Company, the existence of the four companies as related parties became an issue with certain potential investor groups. Consequently, the Company determined that it would be better to have a structure which eliminated the related parties and in doing so, eliminate the potential for related party transactions which would require ongoing scrutiny by the investors, and could also potentially have an adverse effect on the Company’s ability to complete advantageous debt or equity financings.

In determining how to structure the transaction, the Company was mindful of Staff Accounting Bulletin Topic 5.G, as the Company’s largest shareholder was also the largest shareholder in the related companies. Because the acquisitions were accomplished using only common stock of the Company, the Company determined that Topic 5.G would be applicable. Additionally, the Company was negotiating two large debt financings during 2006, and exploring a possible public offering of its stock. As a result, the minority shareholders were issued common stock of the Company based on the fair market value of their ownership, determined by an outside appraisal. Since he had no historical cost basis in the companies, Mr. Tu was not issued any stock of the Company in return for his ownership interest in the companies.

In connection with its responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing information responds fully to the comments in the Staff’s Comment Letter. If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 83510888 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Security & Surveillance Technology, Inc.

By:	/s/ Terence Yap
Terence Yap
Chief Financial Officer